UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

38246G108

(CUSIP Number)

Carolina A. Picazo

Spectrum Equity

140 New Montgomery St., 20th Floor,

San Francisco, CA 94105

(415) 464-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Spectrum Equity VII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,048,589
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,048,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,048,589
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 30.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 116,545,403 shares of Class A Common Stock (“Class A Shares”) outstanding, based upon 92,400,328 Class A Shares outstanding as of September 30, 2023, as reported on the Issuer’s Form 10-Q filed November 9, 2023 (the “10-Q”), as (i) increased by 36,145,075 shares of Class B Common Stock, which are convertible into Class A Shares on a one-to-one basis (“Class B Shares”), held by the Reporting Persons and (ii) decreased by the 12,000,000 Class A Shares purchased by the Issuer from certain of the Reporting Persons, as further described in this statement.

1.	Names of Reporting Persons Spectrum Equity Associates VII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,048,589
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,048,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,048,589
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 30.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 116,545,403 Class A Shares outstanding, based upon 92,400,328 Class A Shares outstanding as of September 30, 2023, as reported on the 10-Q, as (i) increased by 36,145,075 Class B Shares held by the Reporting Persons and (ii) decreased by the 12,000,000 Class A Shares purchased by the Issuer from certain of the Reporting Persons, as further described in this statement.

1.	Names of Reporting Persons Spectrum VII Investment Managers’ Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 61,704
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 61,704

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,704
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 116,545,403 Class A Shares outstanding, based upon 92,400,328 Class A Shares outstanding as of September 30, 2023, as reported on the 10-Q, as (i) increased by 36,145,075 Class B Shares held by the Reporting Persons and (ii) decreased by the 12,000,000 Class A Shares purchased by the Issuer from certain of the Reporting Persons, as further described in this statement.

1.	Names of Reporting Persons Spectrum VII Co-Investment Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,782
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,782
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 116,545,403 Class A Shares outstanding, based upon 92,400,328 Class A Shares outstanding as of September 30, 2023, as reported on the 10-Q, as (i) increased by 36,145,075 Class B Shares held by the Reporting Persons and (ii) decreased by the 12,000,000 Class A Shares purchased by the Issuer from certain of the Reporting Persons, as further described in this statement.

1.	Names of Reporting Persons SEA VII Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,145,075
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,145,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,145,075
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 31.0%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated assuming 116,545,403 Class A Shares outstanding, based upon 92,400,328 Class A Shares outstanding as of September 30, 2023, as reported on the 10-Q, as (i) increased by 36,145,075 Class B Shares held by the Reporting Persons and (ii) decreased by the 12,000,000 Class A Shares purchased by the Issuer from certain of the Reporting Persons, as further described in this statement.

Item 1. Security and Issuer

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 1 (“Amendment No. 1”) is being filed by the undersigned to amend the Schedule 13D filed with the SEC on June 1, 2021, (the “Original 13D” and, as amended by Amendment No. 1, the “Schedule 13D”) relating to shares of common stock (the “Common Stock”), of GoodRx Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 2701 Olympic Boulevard, Santa Monica, California 90404. Except as set forth herein, the Original 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original 13D.

Item 2. Identity and Background

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

1.	Spectrum Equity VII, L.P. (“SE VII”)

2.	Spectrum Equity Associates VII, L.P. (“Spectrum Equity Associates”)

3.	Spectrum VII Investment Managers’ Fund, L.P. (“Spectrum VII Investment Managers’ Fund”)

4.	Spectrum VII Co-Investment Fund, L.P. (“Spectrum VII Co-Investment Fund”)

5.	SEA VII Management, LLC (“Management LLC”)

Information with respect to the members and executive officers of Management LLC (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following at the end thereof:

On November 21, 2023, the Selling Stockholders agreed to sell an aggregate 12,000,000 Class A Shares to the Issuer for net proceeds of $65,640,000 (the “Repurchase”).

Item 5. Interest in the Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference, gives effect to the closing of the Stock Purchase Agreement transaction, which is expected to occur on November 27, 2023. All such ownership percentages of the securities reported in this Schedule 13D were calculated assuming 116,545,403 shares outstanding based upon 92,400,328 Class A Shares of the Issuer issued and outstanding as of September 30, 2023 as reported on the 10-Q, as (i) increased by 36,145,075 Class B Shares held by the Reporting Persons and (ii) decreased by the 12,000,000 Class A Shares purchased by the Issuer from Spectrum Equity VII, L.P , Spectrum VII Investment Managers’ Fund, L.P. and Spectrum VII Co-Investment Fund, L.P (together, the “Selling Stockholders”).

The aggregate 36,145,075 securities reported in this statement, which constitute 31.0% of the outstanding Class A Shares, are held by the Reporting Persons on an as-converted basis as follows: SE VII is the holder of record of 36,048,589 Class A Shares, Spectrum VII Investment Managers’ Fund is the holder of record of 61,704 Class A Shares, and Spectrum VII Co-Investment Fund is the holder of record of 34,782 Class A Shares.

The general partner of SE VII is Spectrum Equity Associates. The general partner of each of Spectrum VII Investment Managers’ Fund, Spectrum VII Co-Investment Fund and Equity Associates. is Management LLC. Brion B. Applegate, Christopher T. Mitchell, Victor E. Parker, Jr., Benjamin C. Spero, Ronan Cunningham, Peter T. Jensen, Stephen M. LeSieur, Brian Regan and Michael W. Farrell may be deemed to share voting and dispositive power over the securities held by SE VII, Spectrum VII Investment Managers’ Fund and Spectrum VII Co-Investment Fund. Each of these individuals disclaims beneficial ownership of such securities.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D and accordingly, none of the other Stockholders are included as reporting persons herein.

(c)

During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

On November 20, 2023, the Selling Stockholders and the Issuer entered into the Stock Purchase Agreement, pursuant to which the Issuer will purchase from the Selling Stockholders an aggregate 12,000,000 Class A Shares for an aggregate purchase price of $65,640,000. The Repurchase is expected to close on November 27, 2023.

Pursuant to the Stock Purchase Agreement, the Selling Stockholders and their affiliates have entered into a Lock-Up, under which they will not, without the Issuer’s prior approval, sell, transfer, otherwise dispose of or enter into a hedging transaction involving any Class A Shares or Class B Shares for 90 days after the close of the Repurchase, subject to certain limited exceptions.

Item 7. Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, filed with the SEC as Exhibit 1 to the Original 13D on May 19, 2021.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 21, 2023

Spectrum Equity VII, L.P.

By: Spectrum Equity Associates VII, L.P., its general partner
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum Equity Associates VII, L.P.

By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum VII Investment Managers’ Fund, L.P.

By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum VII Co-Investment Fund, L.P.

By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

SEA VII Management, LLC

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer